Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in People’s Republic of China with limited liability)

(Stock Code: 1055)

CONNECTED TRANSACTION

ACQUISITION of 95.40% equity interests in HEBEI Airlines Co., Ltd.

The Board hereby announces that on 13 October 2014 (after trading hours), Xiamen Airlines (a subsidiary of the Company) and Hebei Airlines Investment entered into the Agreement, pursuant to which Xiamen Airlines agreed to purchase and Hebei Airlines Investment agreed to sell the Targeted Equity Interests at the Consideration of RMB 680 million.

Hebei Airlines Investment is a wholly-owned subsidiary of Jizhong Energy Group, which is a holding company of Jizhong Energy (a substantial shareholder of Xiamen Airlines), Hebei Airlines Investment is thus a connected person at the subsidiary level of the Company. As one of the applicable percentage ratios (other than the profits ratio) for the Acquisition is more than 0.1% and less than 5%, the Acquisition constitutes a connected transaction of the Company, which is subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under Rule 14A.101 of the Listing Rules.

THE AGREEMENT

Date

13 October 2014

Parties

(1)	Purchaser:	Xiamen Airlines, a 51%-owned subsidiary of the Company. Its principal business activity is that of civil aviation; and

(2)	Vendor:	Hebei Airlines Investment, a wholly-owned subsidiary of Jizhong Energy Group, which is the holding company of Jizhong Energy (a substantial shareholder of Xiamen Airlines holding 15% of its equity interests), is a connected person of the Company at the subsidiary level. Hebei Airlines Investment's principal business activity is that of investment to industries of the aviation, base construction, trade and logistics engineering and construction, real estate development and tourism.

Assets to be acquired

95.40% equity interests in Hebei Airlines.

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Hebei Airlines is a company incorporated in the PRC and its principal business activity is that of operation of international and domestic air routes, and cargo, mail and luggage transportation business; agency business between airlines; service business related to air transportation; provision of general aviation services; aircraft management business; aircraft maintenance; agency business between airlines, and ground service and air express (except mails and items with mail nature) related to the principal business; in-flight duty free goods; aircraft leasing and sales agent for aviation accident insurance; aviation food producing and sale, insurance industry and agency services; other aviation business and related business, including advertising for such businesses; logistics, trading and storage. The registered capital of Hebei Airlines is RMB1,800 million, of which Hebei Airlines Investment has contributed RMB 1,717.2 million.

The following table contains certain financial information of Hebei Airlines which is prepared in accordance with the PRC Accounting Standards:

	For the year ended 31 December
	2013 (audited) RMB million	2012 (audited) RMB million
Revenue	1,126.81	547.62
Net profit before tax	-212.76	-208.30
Net profit after tax	-212.77	-208.87

The audited and unaudited net asset value of Hebei Airlines as of 31 December 2013 and 31 August 2014 was approximately RMB 1,305.84 million and RMB 1,181.36 million, respectively.

According to the valuation report dated 30 June 2014 prepared by Beijing Zhong Qi Hua Assets Valuation Co., Ltd.(北京中企華資產評估有限公司) (an independent qualified valuer in the PRC), the appraisal value of the total equity interests of Hebei Airlines amounted to RMB 831,293,200 as of 30 April 2014. As such, the appraisal value of the Targeted Equity Interests amounted to RMB 793,053,700 as of 30 April 2014.

As at the date of this announcement, Hebei Airlines is owned as to 95.40% by Hebei Airlines Investment, 3.83% by Sichuan Airlines Group Co., Ltd. and 0.77% by Shenyang Zhongrui Investment Co., Ltd.

As approved by the Board, Xiamen Airlines will enter into a share transfer agreement with Sichuan Airlines Group Co., Ltd. to acquire the 3.83% equity interests in Hebei Airlines at the consideration of RMB 69 million, which is subject to the approval from relevant authorities. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, save that a subsidiary of Sichuan Airlines Group Co., Ltd. is a company owned as to 39% by the Company, each of Sichuan Airlines Group Co., Ltd. and its ultimate beneficial owner(s) is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company. After the completion of the said agreement and the Acquisition, Hebei Airlines will be owned as to 99.23% equity interests by Xiamen Airlines.

Consideration

The Consideration of RMB 680 million is determined after an arm’s length negotiation between the parties in accordance with prevailing market conditions and after taking into account, inter alia, the net asset value of Hebei Airlines and the abovementioned appraisal value of the Targeted Equity Interests as of 30 April 2014. The Consideration shall be paid within five business days from the date of Completion.

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Completion

The Acquisition shall be deemed to be completed upon the date of filing of registration of changes to the relevant administrative authority for industry and commerce. Upon completion of the Acquisition, Hebei Airlines will become an indirect non-wholly owned subsidiary of the Group.

REASONS FOR AND BENEFITS OF ENTERING INTO THE Agreement

The Company believes that the Acquisition can help the Group to further develop the aviation market in Hebei, facilitate the integration of the North China market by Xiamen Airlines and improve its domestic route network; the Acquisition will also achieve the synergies of Xiamen Airlines and Hebei Airlines to strengthen their market positions, so as to further enhance the competitiveness of the Company, Xiamen Airlines and Hebei Airlines as a whole.

The Directors (including the independent non-executive Directors) consider that the Agreement was entered into after an arm's length negotiation between Xiamen Airlines and Hebei Airlines Investment and the terms therein (including the Consideration) are fair and reasonable, the Acquisition is on normal commercial terms and in the ordinary and usual course of business of the Group; and the Acquisition is beneficial to the operation and long-term development of the Group and in the interests of the Company and its shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

Hebei Airlines Investment is a wholly-owned subsidiary of Jizhong Energy Group, which is a holding company of Jizhong Energy (a substantial shareholder of Xiamen Airlines), Hebei Airlines Investment is thus a connected person at the subsidiary level of the Company. As one of the applicable percentage ratios (other than the profits ratio) for the Acquisition is more than 0.1%, and less than 5%, the Acquisition constitutes a connected transaction of the Company, which is subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under Rule 14A.101 of the Listing Rules.

No Directors had a material interest in the Acquisition and thus none of them was required to abstain from voting in respect of the Agreement. All 12 Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Company’s articles of association.

The Board further resolved that upon completion of the Acquisition:

1)	To inject capital of an aggregate RMB 800 million to Hebei Airlines in the next 3 years; and

2)	Xiamen Airlines shall provide a short term entrusted loan of not exceeding RMB 1 billion on an annual basis to Hebei Airlines.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Acquisition”	the acquisition of the Targeted Equity Interests as contemplated under the Agreement
“Agreement”

the equity transfer agreement entered into on 13 October 2014 between Xiamen Airlines and Hebei Airlines Investment, pursuant to which Xiamen Airlines agreed to acquire the Targeted Equity Interests from Hebei Airlines Investment

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“associates”	has the meaning ascribed to it under the Listing Rules
“Board”	the board of Directors
“Company”

China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American Depositary Receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Completion”	completion of the Acquisition pursuant to the Agreement
“connected person(s)”	has the meaning ascribed to it under the Listing Rules
“Consideration”	the consideration for the Acquisition of RMB 680 million pursuant to the Agreement
“Directors”	the directors of the Company
“Group”	the Company and its subsidiaries
“Hebei Airlines”	Hebei Airlines Company Limited, a limited liability company incorporated in the PRC and a controlled subsidiary of Hebei Airlines Investment
“Hebei Airlines Investment”

Hebei Airlines Investment Group Company Limited, the controlling shareholder of Hebei Airlines and a wholly-owned subsidiary of Jizhong Energy Group, the holding company of Jizhong Energy (a substantial shareholder of Xiamen Airlines)

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Jizhong Energy”

Jizhong Energy Resources Co., Ltd., a company incorporated in the PRC whose A shares are listed on the Shenzhen Stock Exchange and a controlled subsidiary of Jizhong Energy Group. Jizhong Energy is also a substantial shareholder of Xiamen Airlines holding 15% equity interests in Xiamen Airlines as at the date of this announcement

“Jizhong Energy Group”	Jizhong Energy Group Company Limited, a holding company of Jizhong Energy and also wholly owns Hebei Airlines Investment
“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange
“PRC”	the People’s Republic of China, for the purpose of this announcement, exclusively refer to Mainland China
“RMB”	Renminbi, the lawful currency of the PRC
“Share(s)”	share of RMB 1.00 each in the capital of the Company

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“Shareholder(s)”	the holder(s) of the Shares
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Targeted Equity Interests”	95.40% equity interests in Hebei Airlines, the subject matter of the Agreement
“Xiamen Airlines”

Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 51% by the Company as at the date of this announcement

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

13 October 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent nonexecutive Directors

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